STRICTLY PRIVATE AND CONFIDENTIAL

September 10, 2013

Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado

80401

Attention: James Hesketh, Chief Executive Officer & President

Re: Appointment as Underwriter - Private Placement

Dundee Capital Markets, a division of Dundee Securities Ltd, (“Dundee”) and Sprott Private Wealth LP (“Sprott”) (together, the “Underwriters”) are pleased to offer to purchase from Aina Resources Ltd. (the “Company”), common shares of the Company (the “Offered Securities”) by way of private placement on a “bought deal” basis subject to all required regulatory approval at a price per Offered Security of $0.16 for total gross proceeds of $5,824,000 (the “Offering”), substantially on the terms and conditions in the term sheet attached as Schedule “C” hereto.

Timing & Re-Confirmation

The letter agreement (this “Agreement”) is (i) open for acceptance until 3:00 p.m. (Toronto time) on September 10, 2013 unless extended or withdrawn by the Underwriters; and (ii) is subject to re-confirmation by the Underwriters via E-mail or fax at or before 5:00 p.m. (Toronto time) on September 10, 2013.

The completion of the Offering is to occur on or about September 24, 2013 (the “Closing Date”) or such other date as mutually agreed upon by the Underwriters and the Company.

Appointment of the Underwriters

Upon acceptance and re-confirmation of this Agreement and subject to the terms and conditions hereof, the Company hereby appoints the Underwriters, and the Underwriters hereby accept appointment as, co-lead underwriters and co-lead bookrunners in connection with the Offering. In performing its responsibilities in connection with the Offering, the Underwriters may utilize the services of its registered foreign affiliates; provided that the Underwriters shall be responsible for the actions of its affiliates.

Obligations of the Underwriters

The Underwriters' responsibilities will include advising the Company regarding the structure, timing and size of the offering, identifying substituted purchasers, and facilitating closing of the Offering.

The offer is not subject to syndication with third-party underwriters. It is understood that Dundee and Sprott will each be entitled to a 50.0% syndicate position with respect to the Offering. The Underwriters shall, however, be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Company. Where context requires, references to the Underwriters in this Agreement may refer to the Underwriters in their own capacity and/or on behalf of any soliciting dealer group.

Although this offer is presented by the Underwriters (on their own behalf) as purchasers, if the Company accepts this offer, the Underwriters will seek to arrange for substituted purchasers for the Offered Securities in one or more provinces of Canada who are “accredited investors” within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptions or who are otherwise qualified to purchase the Offered Securities directly from the Company on a private placement basis. The Company will have its legal counsel provide the Underwriters with a form of subscription agreement suitable for use by substituted purchasers in each of the provinces of Canada.

Dundee Securities Ltd.

Press Release & Trading Halt

Immediately upon acceptance of this Agreement and re-confirmation by the Underwriters, (i) if necessary, the Company agrees to make all commercially reasonable efforts to have the trading in its shares temporarily halted on the Toronto Slock Exchange in order to permit news of this agreement to be properly disseminated; and (ii) the Company shall forthwith issue a press release in respect of this Agreement, the content of which shall be mutually agreed between the Underwriters and the Company. An appropriate legend confirming that the Offered Securities are not being offered in the United Slates shall be included in the press release.

Fees

In consideration for the Underwriters' services hereunder, the Company shall pay the Underwriters a cash fee of 5.0% of the aggregate gross proceeds of the Offering, payable on the closing of the Offering by way of deduction from the gross proceeds of the Offering otherwise payable to the Company on the closing thereof.

Expenses

The Company shall be responsible, whether or not the Offering is completed, for all of its costs and the reasonable costs of the Underwriters in connection with the Offering described herein, including the reasonable fees and disbursements and taxes thereon of its counsel and of counsel to the Underwriters, as well as the fees of outside consultants, filing fees, listing fees, the costs and expenses of any securities or other filings required to be made in connection with the Offering, the out-of-pocket expenses and travel expenses in connection with due diligence and marketing meetings. All fees and expenses incurred by the Underwriters or on its behalf shall be payable by the Company immediately upon receiving an invoice therefor. At the option of the Underwriters, any fees and expenses may be deducted from the gross proceeds of the Offering otherwise payable to the Company on the closing thereof. The Company's obligation to reimburse the Underwriters’ costs in connection with the Offering will be capped at $75,000.

The Offering

The Offering will be by way of private placement on an “underwritten bought-deal” basis pursuant to applicable exemptions from the prospectus requirements in the Provinces of Canada. It is understood that no prospectus, offering memorandum (as defined under applicable securities laws) or other similar offering document shall be delivered to prospective investors, and that the Company shall take all steps necessary to comply with the applicable provisions of National Instrument 45-106 - Prospectus Exempt Distributions. Nothing herein shall obligate the Underwriters or any of its affiliates to purchase securities under the Offering.

Documentation

The Company and the Underwriters shall, prior to the closing of the Offering, execute a mutually satisfactory underwriting agreement (the “Underwriting Agreement”) implementing the terms hereof as they relate to the Offering and such other additional terms, representations, warranties and conditions customary for agreements of this nature, including the provisions in respect of indemnities (as set forth on Schedule “A”), termination rights (“material adverse change” out, “disaster out”, and “breach” out as set forth on Schedule “B”) commencing upon acceptance of this offer and terminating at Closing, (iii) several liability, (iv) timing and (v) expenses. The Company and the Underwriters agree to negotiate the Underwriting Agreement and any documentation required to complete the Offering in good faith.

Representations and Warranties

The Company represents and warrants to the Underwriters that, as of the date hereof (i) there are no material changes or material facts relating to the Company that have not been publicly disclosed in accordance with the requirements of the Securities Act (Ontario) and National Policy 51-201 - Disclosure Standards, (ii) that the information available on the Company's profile at www.sedar.com was accurate and complete on the date of filing such information and such information does not contain a misrepresentation, and (iii) that the Company has not completed any significant acquisitions, nor is it proposing any probable acquisitions (as such terms are defined in National Instrument 44-101 - Short Form Prospectus Distributions) that would require the filing of a business acquisition report.

Due Diligence and Reliance on Information

Completion of the Offering is condition upon the Underwriters’ satisfaction, in its sole discretion, with its due diligence investigations into the Company. In connection with the Underwriters’ obligations to perform due diligence, the Company will make available to the Underwriters all corporate, financial and operating information and documentation regarding the Company and the Offering, and will provide access to key officers, facilities, employees, auditors, engineers, legal counsel, technical advisors and consultants in order to permit the Underwriters and their legal counsel to conduct such due diligence investigations as are reasonably necessary to allow us to perform our services hereunder.

The Company will advise the Underwriters promptly of any material change, actual or contemplated, in any information provided to the Underwriters concerning Company or the Offering and to the extent that the Company is aware or becomes of such changes, in information concerning any relevant third party. The Company will also advise the Underwriters if there is any undisclosed material fact concerning the Company and the Offering. Unless so advised otherwise, the Underwriters will be entitled to assume that there has been no material change in such information and that there is no undisclosed material fact, and will be entitled to rely on your advice or absence of advice, as the case may be. The Company will notify us promptly of any notice by any governmental, judicial or regulatory authority requesting any information, meeting or hearing relating to the Company, the Offering or any other event or state of affairs that may be relevant to the Underwriters’ due diligence investigations.

In carrying out its responsibilities hereunder, the Underwriters will necessarily rely on information prepared or supplied by the Company and other sources believed by the Underwriters to be reliable and will be entitled to rely on and assume no obligation to verify the accuracy or completeness of such information and under no circumstances will we be liable to the Company or its securityholders for any damages arising out of the inaccuracy or incompleteness of such information.

Additionally, at the closing of the Offering, the Underwriters will receive standard corporate & securities legal opinions and title reports or opinions in respect of the Company and its material properties and subsidiaries (in all applicable jurisdictions) in form and substance satisfactory to the Underwriters, acting reasonably, concerning matters reasonably connected with the Offering.

Indemnity

The Company agrees to indemnify the Underwriters in accordance with the indemnity attached hereto as Schedule “A”

Term and Survival

This Agreement shall be effective as of the date hereof and shall continue until the earlier of (i) completion of the Offering, or (ii) delivery of a notice of termination in writing on or after 90 days following by either the Company or the Underwriters.

The Underwriters and the Company covenant and agree that the provisions under this section and the sections titled Fees, Expenses, Indemnity, and Governing Law of this Agreement shall constitute a legally binding and valid and enforceable agreement and shall continue to remain in full force and effect whether or not the Offering is proceeded with and whether or not this Agreement is terminated or expires.

Other Dundee Business

The Company acknowledges that Dundee and certain of its affiliates: (i) act as an investment fund manager and a trader of, and dealer in, securities both as principal and on behalf of its clients (including managed accounts and investment funds) and, as such, may have had, and may in the future have, long or short positions in the securities of the Company or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Company; (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offerings or other securities of the Company or related entities; and (iv) nothing herein shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws.

Standstill

In the event that an Offering is closed, the Company agrees, that until the date which is 120 days after the date of the closing of the Offering, it will not, without the written consent of the Underwriters, such consent not to be unreasonably withheld or delayed, issue, agree to issue, or announce an intention to issue, any additional debt, common shares or any securities convertible into or exchangeable for shares of the Company (except in connection with the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities and/or an arm’s length acquisition for a mineral property, and except for any agreements to issue securities or securities issued to Sprott Resource Lending LP in connection with restructuring the Company’s debt). The Company further acknowledges and understands that it will make all commercially reasonable efforts to cause its officers and directors to enter into an agreement with the Underwriters pursuant to which each of such individuals will agree not to sell, transfer or pledge, or otherwise dispose of, any securities of the Company until the date which is 120 days after the date of the closing of the Offering, in each case without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed.

Right of First Refusal

During the term of this Agreement and for a period of twelve (12) months subsequent to the dosing of the Offering, the Company herby agrees to offer to the Underwriters the opportunity to act its sole lead manager, underwriter and/or private placement agent and sole bookrunner for any follow-on offerings of common shares of the Company, securities exchangeable or convertible into common shares of the Company, or debt instruments of the Company, excluding debt instruments arranged by Sprott Resource Lending LP. It is understood that the terms and conditions and related fees payable in connection with those services will be negotiated in good faith and be consistent with then-prevailing market practice. If the Underwriters do not accept the terms and conditions contained in the Company’s offer, you may engage any other financial institution as manager, underwriter, private placement agent and/or financial advisor (as the case may be, depending on the nature of the transaction) in connection with such transaction, provided that the terms and conditions of any such engagement shall be no more favourable to such other financial institution than the terms and conditions offered by the Company to the Underwriters.

Governing Law

The laws of the Province of Ontario shall govern the agreement resulting from the acceptance of this Agreement by the Company.

Time of Essence

Time shall be of the essence with respect to the agreements contained in this Agreement and all aspects hereof.

General

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, understandings and agreements, whether oral or written between the Underwriters and the Company with respect to the Offering. No modifications of this Agreement or waiver of any term or condition hereof will be binding upon parties hereto, unless approved in writing by each of the parties hereto.

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

All references to “$” in this Agreement are to the lawful currency of Canada.

Following re-confirmation, this Agreement shall become a binding agreement. The Agreement may be executed in counterparts and delivered of a facsimile or electronic mail to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

We welcome this opportunity to underwrite this issue on behalf of the Company, and invite you to accept this offer by signing and returning a copy of this letter by 3:00 p.m. (Toronto time) on September 10, 2013 by email to Aaron Unger at aunger@dundeecapitalmarkets.com.

Yours truly,

DUNDEE SECURITIES LTD,

/s/ Aaron Unger
Aaron Unger
Managing Director, Head of Equity Capital Markets

SPROTT PRIVATE WEALTH LP

/s/ Scott Robertson
Scott Robertson
Investment Banking

ACCEPTED AND AGREED September 10, 2013.

ATNA RESOURCES LTD.

/s/ James Hesketh
James Hesketh, Chief Executive Officer & President

RECONFIRMED September 10, 2013.

DUNDEE SECURITIES LTD.

/s/ Aaron Unger
Aaron Unger
Managing Director, Head of Equity Capital Markets

SPROTT PRIVATE WEALTH LP

/s/ Scott Robertson
Scott Robertson
Investment Banking

SCHEDULE “A”

INDEMNITY

As consideration for Dundee Securities Ltd. agreeing to provide the services described in the engagement letter to which this Schedule “A” is attached (the “Engagement”), the Company and its subsidiaries or affiliated companies, as the case may be (collectively, the “Indemnitor”) agrees to indemnify and hold harmless Dundee and each other member of the syndicate and soliciting dealer group (collectively, “Dundee”) and each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, shareholders and underwriters (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against all expenses, fees, losses, claims, actions, damages, obligations and liabilities, joint or several, of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, the Engagement together with any Losses that are incurred in enforcing this indemnity. This indemnity shall not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted solely from the fraud, gross negligence or willful misconduct of the Indemnified Party.

If for any reason (other than a determination as to any of the events referred to immediately above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold on Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to (i) such amount paid or payable, minus (ii) the amount of the fees received by the Indemnified Party, if any, under the Engagement.

The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Engagement, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Indemnitor as they occur.

Dundee will notify the Indemnitor promptly in writing after receiving notice of any Claim against Dundee or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such Claim or results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had Dundee not so delayed in giving, or failed to give, the notice required hereunder.

The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to Dundee. Upon the Indemnitor notifying Dundee in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Indemnitor, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Indemnitor, shall keep the Indemnitor advised of the progress thereof and shall discuss with the Indemnitor all significant actions proposed. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to Dundee, will keep Dundee advised of the progress thereof and will discuss with Dundee all significant actions proposed.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party's choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected.

The Indemnitor hereby acknowledges that Dundee acts as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and Dundee agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under the Engagement), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, Dundee and any other Indemnified Party. The foregoing provisions shall survive any termination of the Engagement or the completion of professional services rendered under the Engagement.

SCHEDULE “B”

TERMINATION PROVISIONS

Dundee (or any member or a syndicate formed hereunder) will be entitled to terminate their obligations under the letter agreement to which this Schedule “B” is attached if prior to the Closing Dale:

(a)     due diligence - the due diligence investigations performed by Dundee or its representatives reveal any material information or fact, which, in the sole opinion of Dundee, is materially adverse to the Company or its business, or materially adversely affects the price or value of the Offered Securities;

(b)    material adverse change - there is a material change or a change in a material fact or new material fact shall arise or there should be discovered any previously undisclosed material fact required to be disclosed, in each case, that has or would be expected to have, in the sole opinion of Dundee, a significant adverse change or effect on the business or affairs of the Company or on the market price or the value of the securities of the Company

(c)    disaster - (i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of Dundee, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company, (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX or securities commission which involves a finding of wrong-doing, or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the common shares or any other securities of the Company is made or threatened by a securities regulatory authority; or

(d)    breach - the Company is in breach of a material term, condition or covenant of the letter agreement (including the term sheet) to which this Schedule “B” is attached or the Underwriting Agreement or any representation or warranty given by the Company in the letter agreement or the Underwriting Agreement becomes or is false in any material respect.

SCHEDULE “C”

TERM SHEET

Atna Resources Ltd.

Bought Private Placement of Common Shares (the “Offering”)

Issuer:	Atna Resources Ltd. (the “Company”)

Issue:	36,400,000 common shares from treasury (“Shares”)

Issue Price:	$0.16 per Share (“Issue Price”)

Issue Size:	$5,824,000

Use of Proceeds:	The net proceeds of the Offering will be used for working capital and general corporate purposes.

Form of Offering:	Bought deal, subject to termination clauses including: “disaster” out, “material adverse change” out and “breach” out clauses commencing upon acceptance of this offer and terminating on the Closing Date.

Form of Underwriting	Private placement to “accrediled investors” and other exempt purchasers in each province of Canada as agreed upon by the Issuer and the Underwriters.

The Offering will also be made available to offshore investor pursuant to relevant prospectus or registration exemptions in accordance with applicable laws.

Listing:	The Company’s Shares trade on the Toronto Stock Exchange (“Exchange”) under the symbol “ATN”. The Company will use its best efforts to obtain the necessary approvals to list the Shares on the Exchange, which listing shall be conditionally approved prior to the Closing Date.

Hold Period:	Subscribers will be subject to a statutory hold period that extends four (4) months plus one (1) day from the Closing Date.

Eligibility:	The Shares will be qualified investments under the Tax Act for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.

Underwriters:	Dundee Securities Ltd. and Sprott Private Wealth LP

Commission:	5.0% cash

Closing Date:	On or about September 24, 2013